**Mercedes-Benz Auto Lease Trust 2014-A**
**Investor Report**
Collection Period Ended    30-Apr-2016

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 25 | |
| Collection Period (from... to) | 1-Apr-2016 | 30-Apr-2016 |
| Determination Date | 12-May-2016 | |
| Record Date | 13-May-2016 | |
| Payment Date | 16-May-2016 | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 15-Apr-2016 | 16-May-2016 | Actual/360 Days | 31 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-Apr-2016 | 15-May-2016 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 393,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 405,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2B Notes | 405,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 564,290,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 220,000,000.00 | 216,753,536.22 | 146,128,168.12 | 70,625,368.10 | 321.024400 | 0.664219 |
| **Total Note Balance** | **1,987,290,000.00** | **216,753,536.22** | **146,128,168.12** | **70,625,368.10** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 392,699,193.90 | 422,514,774.33 | 421,885,157.93 |
| **Total Securitization Value** | **2,379,989,193.90** | **639,268,310.54** | **568,013,326.04** |
| present value of lease payments | 833,251,990.13 | 82,573,025.93 | 69,220,770.51 |
| present value of Base Residual Value | 1,546,737,203.77 | 556,695,284.61 | 498,792,555.53 |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 392,699,193.90 | 16.50% |
| Target Overcollateralization Amount | 423,638,076.51 | 17.80% |
| Current Overcollateralization Amount | 421,885,157.93 | 17.73% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.200000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.480000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2B Notes | 0.612750% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.680000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 0.900000% | 162,565.15 | 0.738933 | 70,787,933.25 | 321.763333 |
| **Total** | | **162,565.15** | | **$70,787,933.25** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---:|---|---:|
| Lease Payments Received | 13,889,426.72 | (1) Total Servicing Fee | 532,723.59 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 29,557,283.85 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 27,858,625.93 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 38,019.88 | (3) Interest Distributable Amount Class A Notes | 162,565.15 |
| Excess mileage included in Net Sales Proceeds | 337,480.91 | (4) Priority Principal Distribution Amount | 0.01 |
| **Subtotal** | 71,305,336.50 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 70,625,368.09 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 15,320.34 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 71,320,656.84 | (9) Excess Collections to Certificateholders | 0.00 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **71,320,656.84** |
| **Total Available Funds** | **71,320,656.84** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 532,723.59 | 532,723.59 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 162,565.15 | 162,565.15 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 162,565.15 | 162,565.15 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 162,565.15 | 162,565.15 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.01 | -0.01 |
| | | | |
| Regular Principal Distribution Amount | 70,625,368.09 | 70,625,368.09 | 0.00 |
| | | | |
| Principal Distribution Amount | 70,625,368.09 | 70,625,368.10 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---:|
| Reserve Fund Required Amount | 11,899,945.97 |
| | |
| Reserve Fund Amount - Beginning Balance | 11,899,945.97 |
|   plus top up Reserve Fund up to the Required Amount | 0.00 |
|   plus Net Investment Earnings for the Collection Period | 2,270.84 |
|   minus Net Investment Earnings | 2,270.84 |
|   minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 11,899,945.97 |
| | |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 2,270.84 |
| Net Investment Earnings on the Exchange Note | |
|   Collection Account | 13,049.50 |
| Investment Earnings for the Collection Period | 15,320.34 |

## Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to excercise its option under Section 5.01 of the 2014-A Servicing Supplement to purchase the 2014-A Exchange Note on May 16, 2016 (the "Redemption Date") and has deposited $146,128,168.12 into the 2014- A Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Note will be redeemed on the Redemption Date.

Amounts in USD

## Pool Statistics

### Pool Data

|  | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 2,379,989,193.90 | 56,365 |
| Securitization Value beginning of Collection Period | 639,268,310.54 | 19,022 |
| Principal portion of lease payments | 10,015,416.48 | |
| Terminations- Early | 27,207,917.55 | |
| Terminations- Scheduled | 25,944,541.56 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 8,087,108.91 | |
| Securitization Value end of Collection Period | 568,013,326.04 | 17,064 |
| Pool Factor | 23.87% | |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.80% | 6.81% |
| Weighted Average Remaining Term (months) | 24.30 | 7.19 |
| Weighted Average Seasoning (months) | 10.25 | 32.66 |
| Aggregate Base Residual Value | 1,759,458,761.00 | 517,861,625.06 |
| Cumulative Turn-in Ratio | | 92.91% |
| Proportion of base prepayment assumption realized life to date | | 66.21% |
| Actual lifetime prepayment speed | | 0.64% |

## Delinquency Profile

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 564,993,339.01 | 16,982 | 99.47% |
| 31-60 Days Delinquent | 1,974,055.16 | 53 | 0.35% |
| 61-90 Days Delinquent | 889,619.37 | 25 | 0.16% |
| 91-120 Days Delinquent | 156,312.50 | 4 | 0.03% |
| Total | 568,013,326.04 | 17,064 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

## Loss Statistics

| Credit Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Defaulted Leases, Beg of Collection Period | 637,653.52 | 20 | 29,323,220.01 | 806 |
| Liquidation Proceeds | 351,126.71 | | 20,412,168.53 | |
| Recoveries | 416,235.53 | | 7,065,233.76 | |
| Principal Net Credit Loss / (Gain) | (129,708.72) | | 1,845,817.72 | |

**Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | (0.258)% |
| Prior Collection Period | (0.395%) |
| Second Prior Collection Period | 0.299 % |
| Third Prior Collection Period | 0.499 % |
| Four Month Average | 0.036% |

| | |
|---|---|
| **Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value** | 0.078% |
| **Average Net Credit Loss / (Gain)** | 2,290.10 |

| Residual Loss | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Leases | Amount | Number of Leases |
| Securitization Value of Liquidated Leases, Beg of Collection Period | 60,601,914.50 | 1,938 | 1,240,798,953.44 | 38,491 |
| Sales Proceeds and Other Payments Received | 57,195,518.75 | | 1,213,283,798.08 | |
| Residual Loss / (Gain) | 3,406,395.75 | | 27,515,155.36 | |

**Residual Loss / (Gain) as % of Average Securitization Value (annualized):**

| | |
|---|---|
| Current Collection Period | 6.772% |
| Prior Collection Period | 7.562 % |
| Second Prior Collection Period | 4.315 % |
| Third Prior Collection Period | 3.850 % |
| Four Month Average | 5.625% |

| | |
|---|---|
| **Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value** | 1.156% |
| **Average Residual Loss / (Gain)** | 714.85 |